FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Dividend policy 2003- 2006	3

"Telefonica S.A.", as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

During the Third Investor Conference held in Madrid on October 9th and 10th, Telefonica's Executive Chairman has announced that the Company expects to generate a free cash- flow of more than 27 billion euros during the period 2003-2006.

In the first place, this free cash-flow will be allocated to meet its already announced commitment to pay a yearly dividend of 0.40 euros per share during the next three years, according to the terms agreed upon by the Board of Directors in its meeting held on July 23rd 2003; and secondly, to contain the financial liabilities and other commitments, all of which may amount to an aggregate of 15.3 billion euros.

With respect to the remaining cash-flow exceeding the abovementioned 15.3 billion euros, Telefonica's Executive Chairman has announced the Company's additional commitment to dedicate a minimum of 4 billion euros to the acquisition of treasury stock over the period 2003-2006, strengthening its shareholder remuneration policy.

The execution schedule of these share buy-backs will be conditioned to both the pace of cash-flow generation and to the share price level, all subject to any applicable limitations established by law, regulation and by the Company's Bylaws.

Madrid, October 10th , 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 10th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors